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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December, 2002


                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

       (If "Yes" is marked, indicate below the file number assigned to the
       registrant in connection with Rule 12g3-2(b): 82-                .)
                                                        ----------------

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
This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180). In addition, this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the registrant's Consent Solicitation Statement, dated November 14, 2002, relating to its solicitation of consents and proxies from the holders of its 6 3/8% Notes due 2003, 8 1/4% Notes due 2005, 7 3/4% Debentures due 2013, 6%
Debentures due 2026, 7% Debentures due 2027, 6 3/4% Debentures due 2027, 7.40% Amortizing Debentures due 2016 and 7.95% Zero-to-Full Debentures due 2096, and to be a part thereof from the date on which this report is filed or furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

             DISPOSAL OF EQUITY (SHARES) INVESTED TO OTHER COMPANIES

-----------------------------------------------------------------------------------------------------------------------
                  Company Name                                         Powercomm Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------
                  Representative                                       Suh, Sa Hyun
                  -----------------------------------------------------------------------------------------------------
                  Relationship with KEPCO                              Subsidiary
                  -----------------------------------------------------------------------------------------------------
1. Details of     Paid-in Capital (in Korean Won)                                                      750,000,000,000
 Concerning       -----------------------------------------------------------------------------------------------------
   Company        Total Number of Shares Issued and
                   Outstanding                                                                             150,000,000
                  -----------------------------------------------------------------------------------------------------
                  Major Business                                       Lease of Line Network
                                                                       (Telecommunication)
                  -----------------------------------------------------------------------------------------------------
                  Place of Location                                    891, Daechi-dong, Gangnam-gu, Seoul
-----------------------------------------------------------------------------------------------------------------------
                  Amount of Sale Proceeds (in Korean Won)                                              819,000,000,000
                  -----------------------------------------------------------------------------------------------------
                  Total Number of Shares Disposed                                                           68,250,000
                  -----------------------------------------------------------------------------------------------------
2. Details of     Total Number of Shares Owned by KEPCO
   Disposal        after Disposal                                                                           65,993,000
                  -----------------------------------------------------------------------------------------------------
                  Ownership by KEPCO after Disposal                                                               44 %
                  -----------------------------------------------------------------------------------------------------
                  Date of Closing                                      December 16, 2002
-----------------------------------------------------------------------------------------------------------------------
3. Purpose of Disposal                                                 Pursuant to the privatization plan of public
                                                                       corporations by Korean government.
-----------------------------------------------------------------------------------------------------------------------
4. Aggregate Amount of the Shares Which Has Been Disposed by KEPCO
in Fiscal Year 2002 including This Disposal (in Korean Won) = "A"                                      819,000,000,000
-----------------------------------------------------------------------------------------------------------------------
5. Total Amount of Shareholders' Equity of KEPCO as of the End of
the Immediately Preceding Fiscal Year (in Korean Won) = "B"                                          3,200,504,380,000
-----------------------------------------------------------------------------------------------------------------------
6. "A/B"                                                                                                        25.6 %
-----------------------------------------------------------------------------------------------------------------------
7. Date on which the Resolution of Board of Directors was Made to
Dispose Shares                                                         November 30, 2002
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8. Whether or not Fair Trade Act is Applicable?                        N/A
-----------------------------------------------------------------------------------------------------------------------
9. Total Amount of Assets as of the End of the Immediately Preceding
Fiscal Year of the Concerning Company (in Korean Won)                                                1,391,431,907,157
-----------------------------------------------------------------------------------------------------------------------

* Enclosed; Selected "Share Sale And Purchase Agreement"

                        SHARE SALE AND PURCHASE AGREEMENT

     This SHARE SALE AND PURCHASE AGREEMENT is made as of this 29th day of November, 2002 by and between Korea Electric Power Corporation, a company organized and existing under the laws of Korea with its registered principal office at 167, Samsung-dong, Kangnam-ku, Seoul, 135-791, Korea (the "Seller"), and DACOM Corporation, a company organized and existing under the laws of Korea with its registered principal office at DACOM Bldg., 706-1, Yeoksam-Dong, Kangnam-Gu. Seoul, 135-987, Korea ("DACOM").

     WHEREAS, the Seller owns 134,243,000 Shares (as defined below) of Powercomm Corporation, a company organized and existing under the laws of Korea with its principal registered office at Hynix Semiconductor Bldg., 891 Daechi-Dong, Kangnam-Gu, Seoul, 135-738, Korea (the "Company"), which represents approximately 89.5 percent (89.5%) of all the issued and outstanding capital stock of the Company as of the date hereof;

     WHEREAS, the Seller desires to (i) sell, in the aggregate, 68,250,000 issued and outstanding Shares (the "Subject Shares") to DACOM and (ii) grant to DACOM an option to purchase up to 12,750,000 additional existing Shares of the Company from the Seller, in each case on the terms and conditions set forth herein;

     WHEREAS, it is contemplated that DACOM may nominate additional purchasers ("DAMCOM Nominees" and each of DACOM and the DACOM Nominees, a "Buyer" and collectively, the "Buyer Group") of the Shares pursuant to an accession agreement (the "Accession Agreement"), substantially in the form attached as Exhibit A, whereby each DACOM Nominee will agree to become a Party and be bound by this Agreement as a Buyer and the Shareholders Agreement (as defined below) as a Buyer and to perform, comply with, and be subject to all of the duties, burdens and obligations hereto and thereto, as if such DACOM Nominee had duly and validly executed and delivered this Agreement as a Buyer hereto and the Shareholders Agreement as a Buyer thereto;

     WHEREAS, the Buyers desire to purchase the Subject Shares from the Seller and DACOM desires to acquire such option from the Seller, in each case on the terms and conditions set forth herein;

     WHEREAS, on the date hereof and concurrent with the execution of this Agreement, DACOM has delivered to the Seller the Performance Deposit (as defined below) to be held by the Seller in accordance with Sections 3.2 and 8.2 hereof; and

     WHEREAS, contemporaneously herewith the Parties hereto have executed and delivered the Shareholders Agreement.

     NOW THEREFORE, in consideration of the mutual representations, warranties, promises, covenants and agreements set forth herein, intending to be legally bound hereby, the Seller and each Buyer (individually, a "Party" and, collectively, the "Parties") agree as follows;

     "Threatened" shall mean the receipt by the Company of a demand or other statement in writing that a claim, proceeding, dispute, action or other matter is likely to be asserted, commenced, taken or otherwise pursued against the Company in the future.

     "Threshold" shall mean an amount equal to three-tenths of one percent (0.3%) of the Purchase Price.

     "Trademarks" shall mean Korean and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

     "Transactions" shall mean all the transactions provided for by this Agreement.

     "Transaction Documents" shall mean this Agreement, the Shareholders Agreement, the Promissory Notes and the other documents and certificates delivered under or pursuant to the terms of this Agreement.


                                   ARTICLE II

                       PURCHASE AND SALE OF SUBJECT SHARES

     Section 2.1 SALE OF SUBJECT SHARES. Subject to the terms and conditions set forth in this Agreement, at the Closing the Seller will sell, convey, assign, transfer and deliver to the Buyer Group, and the Buyer Group will purchase and acquire from the Seller, the Subject Shares, free and clear of all Encumbrances.

     Section 2.2 PURCHASE PRICE. Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Buyer Group of the Subject Shares, the Buyer Group shall pay to the Seller an aggregate Purchase Price KRW 819,000,000,000 (the "Purchase Price"), which equals KRW 12,000 per Subject Share (the "Per Share Purchase Price"). The obligations of each Buyer other than DACOM to pay the Purchase Price shall be satisfied in full by payment of cash at Closing, by wire transfer in immediately available funds to an account designated by the Seller at least two (2) Business Days prior to the Closing Date. DACOM shall pay the Purchase Price as follows:

     (a) by a deferred payment obligation in the amount of KRW 409,500,000,000 (the "deferred Payment") and by the due issuance at Closing of, principal amount of KRW 409,500,000,000 and the other terms and conditions set forth in Exhibit 2.2(a) (the "Subject Shares Promissory Notes"); for the avoidance of doubt, the Subject Shares Promissory Notes shall be issued for the purpose of "paying for the Deferred Payment" ([INSERT KOREAN TRANSLATION]) and not as "instead of the Deferred Payment" ([INSERT KOREAN TRANSLATION]); for the further avoidance of doubt, the obligation to pay the Deferred Payment shall be satisfied to the extent the Subject Shares Promissory Notes are paid; and

     (b) payment of cash at Closing, by wire transfer in immediately available funds to an account designated by the Seller at least two (2) Business

IN WITNESS WHEREOF, KEPCO and DACOM have caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year first above written and the Company has caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year set forth below.


                                            DACOM CORPORATION



                                            By: /s/ Un Suh Park
                                                --------------------------------
                                                Name:  Un Suh Park
                                                Title: Vice Chairman & CEO

IN WITNESS WHEREOF, KEPCO and DACOM have caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year first above written and the Company has caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year set forth below.


                                            KOREA ELECTRIC POWER CORPORATION



                                            By: /s/ Dong Suk Kang
                                                --------------------------------
                                                Name:  Dong Suk Kang
                                                Title: Chairman & CEO

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOREA ELECTRIC POWER CORPORATION



                                            By: /s/ Chung, Soo Eun
                                                --------------------------------
                                                Name:  Chung, Soo Eun
                                                Title: Chief Financial Officer

Date: December 10, 2002